Exhibit 99.1

NEWS RELEASE

YAMANA GOLD ENTERS INTO AGREEMENT FOR THE SALE OF
CERTAIN NON-CORE ASSETS

- Transaction Includes Sale of San Andrés, São Francisco and São Vicente Mines to Aura Minerals -

Toronto, Ontario, June 9, 2009 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced that it has signed an agreement with Aura Minerals Inc. under which Aura would purchase three of Yamana’s non-core operating mines - the San Andrés Mine in Honduras and the São Francisco and São Vicente Mines each located in Brazil.

Aura will acquire the San Andrés Mine in Honduras and the São Francisco and São Vicente Mines in Brazil for an aggregate initial purchase price of approximately US$200 million, including approximately US$90 million in cash, US$70 million in deferred cash payments and US$40 million in Aura common shares. The transaction will close in two parts in order to accommodate jurisdiction-related regulatory requirements. The first part which relates to the sale of San Andrés is expected to close on July 23, 2009 at which time Yamana will receive total consideration of approximately US$74 million. The second part which relates to the sale of São Francisco and São Vicente is expected to close by year-end.

In addition, Yamana will retain a contingent cash flow-based royalty on San Andrés, São Francisco and São Vicente that will provide additional payments to Yamana of up to US$40 million, which it fully expects to receive with payments beginning as early as 2012.

 “This transaction streamlines our asset portfolio, further focusing on our core assets, on our core operating jurisdictions and on advancing our high-returning development stage projects, effectively positioning Yamana for the next wave of growth,” commented Peter Marrone, Yamana’s chairman and chief executive officer.  “The sale of these non-core mines is expected to result in lower cash operating costs, higher margins and increased reserves, production and cash flow per mine.  We believe we will derive significantly more value from our share position than had these mines remained directly held by our company, particularly in a higher gold price environment.  We are confident in the ability of Aura’s management to manage these mines, allowing us to maintain an interest through our share position and royalty.”

The Aura common shares to be issued to Yamana as partial consideration for the purchase of the three mines will be issued at C$0.40 per share, and Yamana will maintain a meaningful share holding in Aura.

The San Andrés, São Francisco and São Vicente Mines are three solid operations and Yamana is confident that under the capable management by Aura, these operations will deliver considerable further value for all shareholders.

The transaction is subject to customary closing conditions including definitive documentation and completion of a financing by Aura to fund the cash portion of the purchase price.

National Bank Financial is acting as the financial advisor to Yamana with respect to this transaction.  Yamana’s legal advisor is Cassels Brock & Blackwell LLP.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Central America. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

MEDIA INQUIRIES:

Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the successful completion of the proposed purchase and sale of non-core assets comprised of the Company’s San Andrés Mine,  São Francisco Mine and  São  Vicente Mine, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s proposed transaction with Aura Minerals and may not be appropriate for other purposes.